[redacted]

SE 09058301 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRAIG-HALLUM CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 SOUTH 9TH STREET, SUITE 350
(No. and Street)

MINNEAPOLIS	MINNESOTA	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH J. PLESE — 612.334.6323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

90 SOUTH 7TH STREET	MINNEAPOLIS	MINNESOTA	55402
(Address)	(City)	(State)	(Zip Code)

Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH J. PLESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRAIG-HALLUM CAPITAL GROUP LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title
CRAIG-HALLUM CAPITAL GROUP LLC

[signature]
Notary Public

PATRICIA S. BARTHOLOMEW
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG-HALLUM CAPITAL GROUP LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Member
Craig-Hallum Capital Group LLC:

We have audited the accompanying statements of financial condition of Craig-Hallum Capital Group LLC (the Company) as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Craig-Hallum Capital Group LLC as of December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 17, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

CRAIG-HALLUM CAPITAL GROUP LLC

Statements of Financial Condition

December 31, 2008 and 2007

Assets		**2008**	**2007**
Cash and cash equivalents	$	4,764,565	6,080,665
Receivables from brokers, dealers and others		678,864	5,172,736
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $568,824 and $457,253, respectively)		467,051	506,278
Deposits with clearing broker		103,422	102,868
Securities owned:			
Marketable, at market value		—	16,034
Not readily marketable, at estimated fair value		10,167	424,918
Prepaid expenses		155,870	149,241
Other receivables		34,650	312,430
Lease deposits		21,870	21,870
Total assets	$	6,236,459	12,787,040
Liabilities and Member's Equity			
Liabilities:			
Accrued employee compensation and benefits	$	2,237,919	6,536,752
Payable to broker-dealers		—	1,548,401
Distributions payable to Member		100,000	500,000
Accounts payable		576,503	578,152
Total liabilities		2,914,422	9,163,305
Member's equity		3,322,037	3,623,735
Total liabilities and member's equity	$	6,236,459	12,787,040

See accompanying notes to statements of financial condition.

(1) Description of Business

Craig-Hallum Capital Group LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (the Member), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statements of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents consist of bank deposits and money market securities. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) *Securities Transactions*

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in principal transactions revenues. All securities owned are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

The Company owns investment securities that are not readily marketable for varying periods of time. These securities are recorded at their estimated fair value at the end of each accounting period. The fair value of an investment security is determined in good faith using procedures established by the Company, which may include using a prevailing market rate. The Company values its securities owned by using a market approach, including available market information, as available. For securities without available market information, the Company analyzes other facts and circumstances to determine its best estimate of fair value.

All trading securities are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

(Continued)

(d) ***Furniture, Equipment, and Leasehold Improvements***

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable leases. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) ***Income Taxes***

The Company is organized as a limited liability company and is not subject to income taxes as a separate entity. The income or loss of the Company will be passed directly through to the Member.

The Company has elected to defer FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, in accordance with FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which defers the effective date of Interpretation No. 48 to annual financial statements for fiscal years beginning after December 15, 2008. Currently, the Company evaluates any uncertain tax positions, if any, as loss contingencies in accordance with SFAS 5, *Accounting for Contingencies*.

(f) ***New Accounting Pronouncement***

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). In accordance with FAS 157, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 establishes and requires disclosure of a fair value hierarchy, separately for each major category of assets and liabilities, that segregates fair value measurements into levels (Levels 1, 2, and 3). Categorization of fair value measurements is determined by the nature of the inputs as follows: inputs using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the fair valuations according to the inputs used as of December 31, 2008 in valuing the Company's assets and liabilities:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value at December 31, 2008
Cash and cash equivalents	$ 4,764,565	—	—	4,764,565
Securities owned	—	7,663	2,504	10,167

The following is a reconciliation of the fair valuations using significant unobservable inputs for the Company during the year ended December 31, 2008:

Beginning balance at December 31, 2007	$	—
Net purchases (sales)		—
Accrued discounts (premiums)		—
Total realized and unrealized gains (losses)		2,504
Net transfers in (out) of Level 3		—
Ending balance at December 31, 2008	$	2,504
The amount of total gains or losses for the period included in operations attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$	2,504

(3) Receivables from and Payable to Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The amount payable to broker-dealers represents commissions payable on investment banking revenues.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(4) Securities Owned

Marketable securities owned consist of trading securities at market value as follows:

	2008	2007
Corporate stocks	$ —	16,034

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2008 and 2007, these equity securities were valued at $10,167 and $424,918, respectively.

(5) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to ten years, with certain renewal options for like terms.

(Continued)

At December 31, 2008, the Company's future minimum rental commitments based upon the terms (excluding escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

2009	$	145,996
2010		144,263
2011		137,512
2012		139,867
2013		146,774
Later years		700,197
	$	1,414,609

(6) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (the Plan) for which the Company is the plan administrator. Tax Sheltered Compensation, Inc. acts as a third-party administrator and as such provides recordkeeping services on a plan-year basis. The Plan covers substantially all employees. The Company made no profit sharing contribution for the years ended December 31, 2008 and 2007, respectively.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of approximately $2,909,990, which was $2,691,490 in excess of the amount required to be maintained at that date.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Related-Party Transactions

The Member contributed $199,000 and $1,127,990 to the Company for the years ended December 31, 2008 and 2007, respectively. The Company distributed $900,000 and $1,600,000 to the Member for the years ended December 31, 2008 and 2007, respectively.

KPMG

CRAIG-HALLUM CAPITAL GROUP LLC

Statements of Financial Condition

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)